UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2025

Commission File Number: 001-41035

CI&T Inc

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____ Form 40-F ________

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	Notice of Annual General Meeting of the Company
2.	Form of Proxy Card

NOTICE OF ANNUAL GENERAL MEETING OF CI&T INC

Dear Shareholders,

We are pleased to invite you to the Annual General Meeting (“AGM”) of CI&T Inc (“Company”). The details are as follows:

Date: May 30, 2025

Time: 11:00 a.m. (São Paulo time)

Location: At the offices of CI&T Inc. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil

Virtual Attendance: You can also join us virtually via the following link: https://ciandt.zoom.us/j/86533789928?pwd=pPt1hJH0XsFmibXnQ8D7oPrFBq4UNY.1

The AGM will focus on the following resolution:

• As an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2024 be approved and ratified.

To participate in the AGM, please note that the record date is set for April 30, 2025, at the close of business (São Paulo time). Shareholders holding Class A and Class B common shares as of this date will be entitled to receive this notice and attend the meeting.

If you wish to attend the AGM virtually, please contact our Investor Relations Department at investors@ciandt.com to request an access code. We may request certain information to confirm your eligibility as a shareholder or proxy prior to issuing the code.

Our 2024 Annual Report on Form 20-F for the fiscal year ended December 31, 2024, was filed with the U.S. Securities and Exchange Commission (SEC) on March 28, 2025. You can access the report free of charge on our website at CI&T SEC Filings, on the SEC’s website at www.sec.gov, or by contacting our Investor Relations Department.

The Board recommends that you vote “FOR” the resolution at the AGM. Your vote is very important to us!

Whether or not you plan to attend, please take a moment to complete, sign, and return the proxy card included with this notice by following the instructions provided. This ensures that your voice is heard, even if you are unable to attend the meeting.

Thank you for your continued support.

Sincerely,

By order of the Board

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.
2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.
3.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil,, or send copies of the foregoing to the Company’s Investor Relations Department by email at investors@ciandt.com, in each case marked for the attention of Eduardo Galvão, as soon as possible and in any event not later than 11:00 am (São Paulo time) on the business day prior tothe time for holding the AGM or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.
4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.
5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.
6.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.
7.	Any alterations made to this form must be initialled by you.
8.	A proxy may vote on a show of hands or on a poll.

0

CI&T INC

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We ____

Please Print Name(s)

of ____

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ Class A Common Shares and/or _______ Class B Common shares respectively hereby appoint

_________________________ of _________________________

or failing him/her

_________________________ of _________________________

or failing him/her the duly appointed chairman of the AGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on 30 May 2025 at 11:00 am (São Paulo time) at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually at the following link https://ciandt.zoom.us/j/86533789928?pwd=pPt1hJH0XsFmibXnQ8D7oPrFBq4UNY.1, and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated on the reverse side:

(Continued and to be signed on the reverse side)

1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CI&T INC

May 30, 2025

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000001000 3 053025

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR Proposal 1.**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CI&T INC

May 30, 2025

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:30 AM EST on May 29, 2025.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030000000000001000 3 053025

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR Proposal 1.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer